U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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            NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                           000-22011
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                                                        CUSIP NUMBER
                                                        87163M 10 1
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(CHECK ONE): [ ] Form 10-K and  [ ] Form 20-F  [X] Form 10-Q and  [ ] Form N-SAR
                 Form 10-KSB                       10-QSB

         For Period Ended: JANUARY 31, 2008
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         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:            SYNOVICS PHARMACEUTICALS, INC.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number):  5360 NW 35th Avenue

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City, State and Zip Code:                              Ft. Lauderdale, FL 33309

PART II--RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The financial statements necessary to file the Form 10-Q in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ronald H. Lane                             (954) 486 4590
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(Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         Synovics Pharmaceuticals, Inc. ("WE" or "US") anticipates that we will report a reduction in gross revenues for the quarter ended January 31, 2008 as compared to the quarter ended January 31, 2007. Based on the information available to us at this time, we believe that the unaudited financial results for quarter ended January 31, 2008 will include gross revenues of approximately $4.3 million for the quarter ended January 31, 2008 as compared to $5.4 million for the quarter ended January 31, 2007. This decrease in revenue is substantially the result of the decline in sales of ephedrine and pseudophedrine products. The primary reason for the decline in those sales relates to the temporary disruption in the availability of ephedrine guaifenisen products in the soft gel form. We are actively working on finding an alternate means for making this product available.

         The foregoing is qualified in its entirety by reference to our unaudited financial statements for the quarter ended January 31, 2008, to be filed in our Quarterly Report on Form 10-Q for the quarter ended January 31, 2008.

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                         SYNOVICS PHARMACEUTICALS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    MARCH 17, 2008                 By /s/ STEVEN GETRAER
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                                           Name: Steven Getraer
                                           Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).